15048064

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Washington DC

SEC FILE NUMBER
8-49205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11900 W. Olympic Blvd., Suite 720
(No. and Street)

Los Angeles	CA	90064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Davis 424-442-1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Robert Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

JOEL MATIAS
Notary Public - State of New York
NO. 01MA6280080
Qualified in New York County
My Commission Expires 04/15/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Members
of Triton Pacific Capital, LLC

I have audited the accompanying statement of financial condition of Triton Pacific Capital, LLC as of December 31, 2014 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Triton Pacific Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triton Pacific Capital, LLC as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7) has been subjected to audit procedures performed in conjunction with the audit of Triton Pacific Capital, LLC's financial statements. The supplemental information is the responsibility of Triton Pacific Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Members
of Triton Pacific Capital, LLC

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Triton Pacific Capital, LLC
Statement of Financial Condition
As of December 31, 2014

Assets

Cash and cash equivalents	$ 1,941,174
Securities	2,362,800
Placement fee receivable	7,010,637
Other assets and deposits	150,300
Prepaid expenses	
Furniture, fixtures and equipment, net of accumulated depreciation of $83,192	0
Security deposit – rent	12,789
Total Assets	$ 11,477,700

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 57,135
Total Liabilities	$ 57,135
Member's Equity	11,420,565
Total Liabilities and Member's Equity	$ 11,477,700

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Retainer income	$ 45,000
Placement fee	8,180,066
Interest and other income	141,296
Total Revenues	8,366,362
Unrealized gain	54,938
Operating Expenses - see page 12	(2,429,238)
Income Before Income Tax Provision	5,992,062
Income Tax Provision	6,800
Net Income	$ 5,985,262

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

	Member's Equity
Balance, December 31, 2013	$ 5,535,302
Net Income	5,985,263
Distributions	(100,000)
Balance, December 31, 2014	$ 11,420,565

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net Income	$ 5,985,263
Depreciation	0
Changes in operating assets and liabilities:	
Placement fee receivable	(4,328,970)
Prepaid expenses	(4,350)
Securities	(40,310)
Accrued expenses	41,170
Net Cash Provided by Operating Activities	1,652,803
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Loan	(150,000)
Distributions	(100,000)
Net Increase in cash	1,402,803
Cash at end of year	$1,941,174

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 6,800

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Triton Pacific Capital, LLC (the "Company" or "TPC"), was organized in the State of California on February 28, 1996 as a Limited Liability Company operating as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company provides investment banking services to institutional customers.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts one type of business as a securities broker-dealer.

- Private placements of securities This is what the FINRA broker check says they do

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Note 2 -- Significant Accounting Policies (continued)

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash	$1,941,174	-	-	$1,941,174
Securities	$2,362,802	-	-	$2,362,802

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2014, the Company had net capital of $____3,908,494____ which was $___ 3,808,494____ in excess of its required net capital requirement of $100,000. The Company's percentage of aggregate indebtedness, $__57,136_ to net capital was _1.5_%.

Note 5 – Income Taxes

For the year ended December 31, 2014, the Company recorded gross receipts tax of $6,000.

Note 6 – Commitments and Contingencies

The Company extended its lease agreement for office space under a non-cancelable lease which commences April 1, 2012 and expires June 30, 2015. The future minimum lease expenses are:

2015	36,525

Note 7 – Exemption from the SEC Rule 15c3-3

The Company holds no customer accounts, cash or any financial assets on behalf of any clients and does not do any clearing of any transactions on behalf of any clients and thus qualifies for Rule 15c3-3(k)(2)(i) which provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Capital, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital			
Total ownership equity from statement of financial condition			$ 11,420,565
Nonallowable assets:			
Placement fee receivable		$ 7,010,637	
Other assets	150,300		
Prepaid expenses	0		
Security deposit - rent	12,789	(7,173,726)	
Haircut – money market & securities		(320,581)	
Undo concentration		(17,764)	
Net Capital		$ 3,908,494	
Computation of Net Capital Requirements			
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		$ 3,809	
Minimum dollar net capital required		$ 100,000	
Net Capital required (greater of above amounts)		$ 100,000	
Excess Capital		$ 3,808,494	
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 3,902,780	
Computation of Aggregate Indebtedness			
Total liabilities		$ 57,136	
Percentage of aggregate indebtedness to net capital		1.5 %	

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Operating Expenses
For the Year Ended December 31, 2014

Advertising	$ 3,330
Automobile expense	16,608
Bank charges	1,655
Bonuses	587,185
Dues and subscriptions	11,211
Employee benefits	16,769
Insurance	28,410
FINRA fees and assessments	6,146
Office expense	10,781
Outside services	30,377
Parking	11,554
Postage and delivery	2,136
Printing and reproduction	406
Professional fees	192,243
Rent	88,030
Salaries and wages	1,209,612
Seminars	53,730
Supplies	2,114
Taxes & licenses	6,164
Telephone	23,193
Travel and entertainment	93,203
401K	33,779
All other expenses	602
Total operating expenses	$2,429,238

See accompanying notes to the financial statements

Triton Pacific Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Capital, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Triton Pacific Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

See independent auditor's report

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ________________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Triton Pacific

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 20916

B. Less payment made with SIPC-6 filed (**exclude interest**) (3177)

7-22-14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 17,739

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $________

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17739

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINAT' ' OF "SIPC NET OPERATING RE' NUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,421,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	54,938
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	54 938
2d. SIPC Net Operating Revenues	$ 8366352
2e. General Assessment @ .0025	$ 20916 (to page 1, line 2.A.)

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Independent Accountant's Agreed-Upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors and Members
of Triton Pacific Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Triton Pacific Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Triton Pacific Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Triton Pacific Capital, LLC's management is responsible for Triton Pacific Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

To the Board of Directors and Members
of Triton Pacific Capital, LLC

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Triton Pacific Capital, LLC
11900 W. Olympic Blvd., Suite 720
Los Angeles, CA 90064

Exemption Request Form

January 13, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Capital, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Robert E. Davis, Jr.

CEO

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Members
of Triton Pacific Capital, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triton Pacific Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triton Pacific Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Triton Pacific Capital, LLC stated that Triton Pacific Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triton Pacific Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triton Pacific Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015